NO ACT

PE 1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005729

February 14, 2011

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-11

Re: Great Plains Energy ~~Incorporated~~
Incoming letter dated January 25, 2011

Dear Mr. Gebhart:

This is in response to your letter dated January 25, 2011 concerning the shareholder proposal you submitted to Great Plains Energy. On January 19, 2011, we issued our response expressing our informal view that Great Plains Energy could exclude the proposal for its upcoming annual meeting. We have viewed your letter as a request that we reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Enclosures

cc: Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

*** FISMA & OMB Memorandum M-07-16 *** January 25, 2011

1934 Act, Section 14(a)
Rules 14a-8(e)(2),14a-8(i)(4), 14a-8(b)
(2)

Mr. Greg Belliston, Matt S. McNair;Charles Kwon and Heather L. Maples U.S.
Securities and Exchange Commission
100 F Street, N.E.Mail Stop OCC-CF
Washington, D.C. 20549-4561

Dear Sirs and Madam;

Great Plains Energy letters dated February 2, 2010, and December 27, 2010, by Mr. Mark English, on Shareholder's Proposals misses the imperative. Rather than "hedge-row and picket fencing" shareholder proposals, the agreements already in effect with KCP&L (GXP) for a second nuclear power generation deserves rather an Extenuating Waiver in the interest of the public's prerogative to hear public Proposals in "2011 Proxy Materials" to be mailed by March 25, 2011. This can take the form of a Bill of Constituents' Petitions Pertaining to KCP&L, in accordance with the public intentions of Pres. Barack Obama January 27, 2010, and Missouri State Governor's Jay Nixon's statement November 20, 2010 statement with KCP&L agreement November 26, 2010. In actuality annually for several years these "hedge-row and picket fence" deferrals have excluded this public Proposal from being presented to a public Annual Meeting of the Shareholders, for one exclusive reason or another hardly in the public trust and interest when made in ***bona fides.***. We therefore believe the delegated SEC agency and DOE statutes would support the State of the Union, January 25, 2011, public affirmative statements.

WHEREFORE had this Proposal been given a reasonable due diligence it would have shown Section#33T.60N/R.38W, hardly applies to (i) a Rule 14a-8(e), or (ii) to Rule 14a-8(i)(4)--the area asserted by KCP&L but refused comment on by SEC ltr. January 19, 2011. This square mile section belongs to Mr. Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 *** hardly the Shareholder Proposal's initiator. Without this reasonable due diligence having been performed we believe a supplemental Shareholders' Bill of Constituents Petition Pertaining to KCP&L (GXP) is justified to be submitted before the general public Annual Meeting on May 3, 2011. While it is true that the existing KCPL transmission lines mentioned in the Proposal are on a properly recorded easement, neither do any interest on this part accrue nor have been improperly designed in a benefit to the Proponent (Proposal Initiator), nor to further personal interest, which is not shared by the other shareholders at large and that therefore may be excluded from the 2011, Proxy Materials in accordance with Rule14a-8(i)(4). While the timeliness could be in question, continual deferral of this Proposal ought be afforded a deference to the public interest. Programs stand ready with the Missouri Department of Transportation, MO Highway Commissioners by Senator Brad Lager at Section#33T. 60N/R.38 W to stock a Nuclear Regulatory Commission (NRC) back-up reservoir with game fishes, and while hardly speaking for Mr. Lloyd Matthews at the above mentioned address, he is in agreement of a reservoir over this 16,000 to 17,000 terminal end of this northwest Missouri watershed be used as complying with the concomitant DOE/NRC back-up reservoir at a nuclear energy powered site. Very important is making sure MoDOT highway safety improvements on the MO Hwy 111 (major collector) and MO Hwy T (minor collector) for the dangerous shoulderless route be agreement with these public plans. In that other DOE/NRC applications, as reported on February 16, 2010, in the state of Georgia, are on track for approval, surely another simple Shareholder Proposal in the public energy needs interest can hardly be constantly denied by deferral at the Great Plains General Counsel and Assistant Secretary's auspices. We therefore ask that this Proposal—along with attendant wind energy alterative synergistic development, water reservoir in accordance with highway engineering of the MoDOT District Engineers--be given reasonable due diligence and process on the merits of the public's interest in energy independence in accordance with U.S. Geologic Survey's local aquifer documented resources, U.S. Army Corps of Engineer watershed management already identified scenario resources (see above). We think this is even concomitant with ***judicial review*** allowed and shown continually since 1803, in ***Marbury v. Madison***, 5 US 137 (1803) whereby the actions of public will are allowed ***judicial review*** legitimacy by those agencies representing the delegated statutorial authority desired by legislative and executive Acts. The time is now to allow public comment in accordance with the documented statements toward public energy infrastructure electric redundancy, limiting simple local farmer crop damages on October 15, 2009, improving public fisheries and wildlife management, and widespread Holt KCP&L power outages like transpired on Christmas 2009. (See President Barak Obama, State of the Union, January 27, 2010, "We can win the future. America can still do great things," January 25, 2011.) We therefore ask this be given at the above location its further due agency ***review*** at the USSEC and DOE/NRC in accordance with the above February 16, 2010, reports, the KCP&L November 26, 2011, State of Missouri agreement, and the public constituent precedents.

Regards,



Oliver C. Gebhart

Inclosures

Cc: Mark English, DOE/NRC

January 19, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Plains Energy Incorporated
Incoming letter dated December 27, 2010

The proposal relates to energy feasibility.

There appears to be some basis for your view that Great Plains Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Great Plains Energy's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Great Plains Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Great Plains Energy relies.

Sincerely,

Matt S. McNair
Attorney-Adviser



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

CC;

January 19, 2011

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Re: Great Plains Energy Incorporated
Incoming letter dated December 27, 2010

Dear Mr. English:

This is in response to your letter dated December 27, 2010 concerning the shareholder proposal submitted to Great Plains Energy by Conrad Gebhart. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: √Conrad Gebhart

*** FISMA & OMB Memorandum M-07-16 ***